Exhibit 99.1

Wave Energy Made Possible ANNUAL REPORT 20  3 Eco Wave Power Global AB (publ)

Board of D irectors The Board of Directors has its registered office in Stockholm, Sweden . According to the Company’s articles of association, the Board of Directors shall consist of a minimum of three and maximum of eight ordinary Board members, without any deputy members . Currently, the Board of Directors consists of four ordinary members, elected until the end of the next ordinary annual general meeting . MATS ANDERSSON CHAIRMAN OF THE BOARD OF DIRECTORS Born : 1948 Position : Chairman of the board of directors since 2019 . Other assignments and relevant experience : Mr . Andersson is an experienced COB with experience from Board work in private companies and listed companies . Mats also has a long operational experience as COO in Televerket CEO in Anticimex AB, Conductor AB, Unitraffic AB . Current assignments as chairman of the board of directors of DAFO AB, Bluetest AB, Gäfle Testteknik AB and Dafo Security . Holdings in Eco Wave Power : 10 , 500 common shares GILLES AMAR MEMBER OF THE BOARD OF DIRECTORS Born : 1962 Position : Member of the board of directors of the Company since 2023 . Other assignments and relevant experience : Mr . Amar has served as a member of our board of directors, since June 2023 . Mr . Amar has over 25 years of management and leadership experience, which includes his tenure at Copidata where he served first as Assistant VP Finance and then as Office Manager and Director of sales and marketing for over 13 years . Since 2001 Mr . Amar has served as an independent business consultant, specializing in the office automation sector, in addition to multiple ventures in the retail and wholesale sectors . Mr . Amar holds a Bachelor of Commerce, with a major in finance and a minor in M . I . S . , from Concordia University in Montreal . Mr . Amar possesses a strong knowledge of accounting principles and financial verification processes . Holdings in Eco Wave Power :  , 000 common shares INNA BRAVERMAN BOARD MEMBER, FOUNDER & CEO Born : 1986 Position : Member of the Board of Directors of the Company . Board member since 2019 . Other assignments and relevant experience : Technology entrepreneur, Inna Braverman founded Eco Wave Power in 2011 , at the age of 24 , and was chosen as one of the 100 most influential individuals in the world by medium . com (along with Mark Zuckerberg, Elon Musk, and others) . Under her leadership, Eco Wave Power installed the first grid connected wave energy array in Gibraltar and secured 262 . 7 MW in its’ projects pipeline by the end of 2020 . Holdings in Eco Wave Power : 11 , 750 , 000 common shares Notable Awards and recognitions : • “ 100 makers and mavericks” by Medium . com • Wired’s list of “Females Changing the World . ” • The 10 most influential women of the 21 st century by MSN • United Nations “Global Climate Action Award” • Most Creative People in Business 2020 " by Fast Company • Recognized as "Tomorrow's Hero" by CNN DAVID LEB FOUNDER & MEMBER OF THE BOARD OF DIRECTORS Born : 1962 . Position : Founder and member of the board of directors since 2019 . Other assignments and relevant experience : A serial entrepreneur, businessman and angel investor . David has made a number of successful exits in various sectors, including a publicly traded medical company on the Canadian Stock Exchange, blockchain based technologies, and real estate investments .  He holds several patents for advertising and computerized platforms . Holdings in Eco Wave Power : 11 , 850 , 902 common shares Board of Directors, Senior Executives, and Auditors THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE 2 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3 ANNATH ABECASSIS MEMBER OF THE BOARD OF DIRECTORS Born : 1971 Position : Member of the board of directors of the Company since 2022 . Other assignments and relevant experience : Ms . Abecassis is a business strategist whose consultancy has been sought out by industry professionals in clothing, energy and tech . She has been working as the head of the business development at Liam Design, a men ’ s apparel company, since November 2016 . Throughout all of her endeavors, Annath has always strived to keep the planet in mind, from Liam Design ’ s biodegradable clothing line to relying on renewable energy sources whenever possible . Holdings in Eco Wave Power : 0 .

THIS IS ECO WAVE POWER | THE YEAR 2020 | TRENDS AND DRIVERS | STRATEGY | BUSINESS | FINANCIALS | THE SHARE

Senior Management



INNA BRAVERMAN
CEO

See description above.



AHARON YEHUDA
CHIEF FINANCIAL OFFICER (CFO)

Born: 1962
Other assignments and relevant experience: Mr. Aharon Yehuda has served as our Chief Financial Officer since December 2020. Mr. Yehuda has over 20 years of experience as a Chief Financial Officer and has an additional decade of experience providing advisory, initial public offering and audit services to public and private companies in Israel. From 1999 and until November 2020, Mr. Yehuda served as the Chief Financial Officer of Turbochrome Ltd. (formerly Chromalloy Israel Ltd.) a company that operates in the aviation industry. Mr. Yehuda holds a B.A. in Economics and Accounting and M.B.A. from Tel-Aviv University in Israel.
Holdings in Eco Wave Power: 0

Auditor

According to the Company's articles of association, the Company shall have minimum one (1) and maximum two (2) auditors with maximum two (2) deputy auditors. The current auditor of the Company is PricewaterhouseCoopers AB ("PwC"), with Anna Rozhdestvenskaya, as the auditor with primary responsibility since the annual shareholders' meeting on 30 June 2023. Anna Rozhdestvenskaya is certified public accountant and member of FAR. Anna Rozhdestvenskaya office address is Torsgatan 21, 113 97 Stockholm, Sweden.

3 Eco Wave Power Global AB (publ), CIN 559202-9499 | Annual Report 2023

Significant events of the group during the financial year Projects a. EWP - EDF One Project This project involves the installation and operation of a 100 kilowatt (or 0 . 1 megawatt) installed capacity project in the Jaffa Port in Israel in a partnership with EDF Energies Nouvelles Israel Ltd . , or EDF Renewables IL, a subsidiary of the French multinational electric utility company Électricité de France S . A . , or EDF, pursuant to which we co - own, in equal parts, the joint venture EDF EWP One Ltd . , or EDF EWP One . In February 2021 , we obtained the engineering coordination permit for the cement works and conversion unit and floaters installation . On January 7 , 2021 we completed the first stage of the grid - connection route works in Jaffa Port for the project . On May 5 , 2021 we completed the wall reinforcement works required for the installation of the floaters on the sea wall in Jaffa Port . On June 14 , 2021 the power station ’ s conversion unit was delivered and installed in Jaffa Port . On October 4 , 2021 , we entered into a Collaboration Agreement with Lesico Ltd . for the production of 8 floaters for the EWP EDF One project . On January 5 , 2022 , the first set of floaters and supporting structures for the project were delivered to the Jaffa Port project site . On February 1 , 2022 , we officially completed the grid connection route works at the Jaffa Port site . In April 2022 , we completed the installation of eight floaters to the sea wall . In August 2022 , the Israeli Electric Authority has set an official Feed - In Tariff, or FIT, for our new ly - installed wave energy pilot project at the Jaffa Port . With the FIT in place, the Israeli Electric Corporation commenced operations to officially connect the EWP - EDF One project to Israel ’ s energy grid . In August 2023 , we successfully connected the EWP - EDF One Project in the Jaffa Port to the Israeli national electrical grid, marking the first time that wave energy was connected to it, through a power purchase agreement . Since then, the project has been supplying electricity harnessed from the power of the waves to the Israeli national electrical grid . b. Port of Los Angeles In January 2022 , Eco Wave Power we announced a collaboration with AltaSea , a non - profit that accelerates scientific collaboration and advances an emerging blue economy, at the Port of Los Angeles . We will work with AltaSea , to locate and submit grants to implement our technology and implement a pilot program on the AltaSea campus, located in the Port of Los Angeles . Together, we and AltaSea will look to secure other locations for future wave technology projects . In December 2022 , we announced that the energy conversion unit, formerly deployed in Gibraltar, arrived at AltaSea at the Port of LA where we expect it will be installed as a pilot station when approval is granted by the Port of LA (which owns the site) . During 2023 the Company submitted comprehensive project engineering plans to the port authorities and have formally requested the final required licenses from both the Port of LA and the United States Army Corps of Engineers . Pursuant to this collaboration agreement with AltaSea , the Company signed a pilot test agreement on January 3 , 2024 , for the development of a wave energy pilot in the AltaSea premises in the Port of Los Angeles between the Company and a Major Energy Company . We have submitted our comprehensive project engineering plans to the port authorities and have formally requested the final required licenses from both the Port of LA and the United States Army Corps of Engineers . As soon as licenses are received, we expect a short implementation time of approximately six months for our first U . S . project until construction begins . In addition, in early October 2023 , the Governor of California signed into law California Senate Bill 605 , or SB 605 , which, among other things, requires the California State Energy Resources Conservation and Development Commission to work with state and local agencies and other stakeholders to identify suitable sea space for offshore wave energy and tidal energy projects in California . We believe that SB 605 is landmark legislation for wave energy in the United States and underscores the potential of wave energy to offer both economic and environmental advantages, and it is anticipated to facilitate the progression of our project while also fostering the development of other prospective initiatives across the country . THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE 4 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

Significant events of the group during the financial year (continued) Projects c. Portugal In 2020 , we entered into a Concession Agreement with the Port of Leixões , or APDL, to use an area potentially suitable for the construction, operation and maintenance of a wave energy power plant of up to 20 megawatts in four locations owned and operated by APDL . Pursuant to the Concession Agreement with APDL, APDL will provide us with the concession for its breakwaters for a period of between 25 to 30 years, while we will be responsible for securing all the licenses, constructing and commissioning the power plant and selling the electricity to be generated by the power plant in accordance with an approved production quota, to be determined for each site . The power plant is planned to be constructed and commissioned in several stages starting with a one megawatt station, and subject to certain conditions, to be followed by the construction, operation and maintenance of the remaining capacity of the plant ( 19 megawatts) . In order to commence the licensing, EWP Israel incorporated a wholly owned subsidiary company in Portugal under the name EW Portugal - Wave Energy Solutions, Unipessoal Ida . , or EW Portugal . EW Portugal has initiated the process for obtaining the necessary licenses required in order to commence construction of the first megawatt of the project . On August 19 , 2021 , EW Portugal received an installation and grid connection permit of 1 MW in the form of a Small - Production Unit registration approval from the Portuguese Directorate - General for Energy and Geology . This registration approval is required for the installation and grid connection of a 1 megawatt pilot project at the Barra do Douro breakwater in Porto, Portugal . The Small - Production Unit Registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1 MW wave energy power station on the ocean side of the Barra do Douro breakwater . In order to commence project construction, EWP has to comply with the terms of the registration approval and obtain a license called Título de Utilização de Recursos Hídricos , or TURH, from APDL . In 2024 , we received the final approval necessary for the commencement of the construction works of our first commercial - size project in Porto (TURH license) from APDL . As a result, we have issued a performance bond to APDL, meant to solidify our commitment for the construction of the first commercial wave energy project within a two - year period . We believe this will be the first wave energy project in the world to show significant energy production from wave power . THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE 5 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

The board of directors and Chief Executive Officer of Eco Wave Power Global AB ( publ ) ( “ Eco Wave Power ” or the “ Company ” ), with corporate ID no . 559202 - 9499 , hereby issue the following annual report for the financial year 2023 - 01 - 01 – 2023 - 12 - 31 . The Company has its head office in Stockholm, Sweden . All amounts are shown in thousand Swedish krona (TSEK), unless expressly indicated otherwise . The Company ’ s financial year is 1 January to 31 December . These financial reports for the financial year ended December 31 , 2023 are signed by the board of directors and the CEO on 5 June 2024 which in connection with this, approved these financial reports for publication . Company ’ s income and balance sheet statement, are subject to adoption at the Annual General Meeting held on 27 June 2024 . Information on business activities According to the Company ’ s Articles of Association, the object of the Company is to conduct research, develop and sell services and products for production of renewable energy and carry out other related activities, directly or indirectly through wholly - owned or part - owned subsidiaries . The Company is primarily focused on land - based wave energy to convert ocean waves into green electricity . Foundation of the Group The Company acquired Eco Wave Power Ltd . ( “ EWP Israel ” ) on 10 June 2019 through a non - cash issue and then became the Parent Company (the "Parent company") of the newly - formed Group (the “ Group ” ) . The Company had no assets or operations at the time of the acquisition . The purpose of the acquisition was to incorporate the business in accordance with Swedish law before the initial public offering on Nasdaq First North Stockholm . The former shareholders of Eco Wave Power Ltd became majority shareholders in the Company and the substance of the transaction is therefore that Eco Wave Power Ltd acquired the Company . The foundation of the Group was made between two parties under mutual influence . Changes in the Company ’ s equity : In July 2019 , the Company completed an underwritten public offering of 6 , 355 , 594 common shares at a public offering price of SEK 19 per share . The offering raised a total of SEK 120 , 756 thousands, with net proceeds of SEK 112 , 038 thousands, after deducting fees and expenses . In July 2021 , the Company completed an underwritten public offering of 1 , 000 , 000 ADSs, representing 8 , 000 , 000 common shares at a price to the public of $ 8 . 00 per ADS . The ADSs began trading on Nasdaq Capital Market on July 1 , 2021 . The Company granted A . G . P . /Alliance Global Partners, the underwriter, a 30 - day option to purchase up to 150 , 000 additional ADSs to cover over - allotments, at the public offering price, less the underwriting discounts and commissions . AGP exercised its option in full on July 1 , 2021 . The closing of all 1 , 150 , 000 ADSs, representing 9 , 200 , 000 common shares, occurred simultaneously . The offering raised a total of SEK 78 , 457 , with net proceeds of SEK 67 , 900 , after deducting fees and expenses . Delisting the company shares from Nasdaq First North Growth Market On February 25 , 2022 , the Company announced through a press release its intention to delist its common shares from Nasdaq First North Growth Market ("Nasdaq First North") . 90 days after issuing the press release, the Company submitted the formal application for delisting, which was approved by Nasdaq First North on May 30 , 2022 (decision no . ( 266 / 22 ), after which the Company is no longer obliged to publish a consolidated report . Therefore, the annual report has been prepared in accordance with the Swedish Annual Accounts Act ( 1995 : 1554 ) and the Swedish Accounting Standards Board ’ s general guidelines BFNAR 2012 : 1 Annual Report and Consolidated Financial Statements ( “ K 3 ” ) . The last day of trading on Nasdaq First North was June 13 , 2022 . Focus of the business Eco Wave Power Global AB ( publ ) is an Israeli - Swedish technology company, founded in 2011 , that developed the Eco Wave Power wave energy technology, which utilizes the energy in ocean and sea waves to generate clean electricity . The Company constructed its first grid connected wave energy array in 2016 and is currently constructing its second grid connected project in Israel . Eco Wave Power operates in global markets, and has presence in Sweden, Israel, Gibraltar, Portugal, Mexico, China and Australia . Eco Wave Power ’ s mission is to assist in the fight against climate change by enabling commercial power production from sea and ocean waves . Significant events during the year for the company Apart from what is mentioned above, nothing of significance has occurred during the year for the Company . Board of Directors ’ Report THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE 6 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

Total sales and earnings 1 • Revenue amounted to 0 SEK (0) . • Sales and marketing expenses amounted to 0 . 5 MSEK ( 0 . 6 ) . • General and administrative expenses amounted to 7 . 6 MSEK ( 11 . 5 ) . • The Company has no tax expense during any of the periods compared because the Company has not reported any earnings for tax purposes during the periods . • Financial expenses include 47 . 6 MSEK (0) impairment of shares in subsidiaries . In accordance with Swedish K 3 guidelines, the company is required to evaluate impairment indications on the yearly basis . The valuation of the shares in subsidiaries were determined in line with the groups consolidated net assets as reported on the company ’ s Annual Report on Form 20 - F for the fiscal year ended December 31 , 2023 , filed with the SEC on March 28 , 2024 . This adjustment amounts to 47 , 566 SEK and is presented as impairment of shares in subsidiaries . • Net earnings amounted to - 55 . 3 MSEK ( - 3 . 9 ) . • Loss per share of - 1 . 24 SEK ( - 0 . 09 ) . Financial position and liquidity 1 • Cash flow used in operating activities amounted to - 6 . 8 MSEK ( - 2 . 6 ) . • Cash flow from financing activities amounted to 0 MSEK (33) . The reduction is mainly explained by the repayment of long term loan in 2022 . • Cash and cash equivalents at the end of the period amounted to 27 . 4 MSEK ( 52 . 3 ) . Employees The Company has no employees . Future development and significant risks The Company is exposed to several general and company - specific risks that could affect the business and the Company ’ s financial results . The management is working proactively to identify, monitor and reduce identified risks . The Company ’ s board of directors has ultimate responsibility for managing and monitoring the Company ’ s financial risks . The frameworks for management and supervision of the financial risks are adopted by the board of directors . The board of directors has delegated responsibility for day - to - day risk management to the company's management together with the Board . Financing and future capital requirements The Company ’ s objective with regard to its capital structure is to secure the Company ’ s ability to continue its operations so that it can continue to generate returns for shareholders and benefits for other stakeholders and maintain an optimal capital structure to keep the costs of capital down . Depending on the progress of the Company ’ s operations and its ability to generate sufficient cash flow, additional external financing may be required to enable assets and new products and services to be acquired and developed . The conditions for future financing will depend on the progress of the Company ’ s operations, but will also depend on other factors beyond the Company ’ s control, such as macroeconomic developments and the capital market ’ s willingness to finance companies in the industry in which the Company operates . It is by no means certain that, if a need arises, the Company will be able to obtain necessary financial resources in time, to a sufficient extent and/or on acceptable terms . THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE 1 . Numbers in parentheses refers to outcomes during the corresponding period of the previous year. 7 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

DEFINITION KEY FIGURE Shareholders’ equity in relation to total assets at the end of the period. Equity ratio (%) Net earnings in relation to the average number of outstanding shares in the period. Earnings per share (SEK) Shareholders’ equity in relation to the number of outstanding shares at the end of the period. Shareholders’ equity per share (SEK) Year Ended December 31 2022 2023 SEK Thousand - 12,124 - 8,058 Operating profit (SEK thousand) - 3,851 - 55,254 Profit (loss) for the period (SEK thousand) 52,336 27,499 Cash and cash equivalents at period end (SEK thousand) 99% 99% Equity ratio at period end (%) 44.4 44.4 Outstanding shares at period end (million) 44.4 44.4 Outstanding shares on average (million) - 0.09 - 1.24 Profit (loss) for the period per share (SEK) 3.6 2.4 Shareholders’ equity per share at period end (SEK) Appropriation of Earnings The following earnings are at the disposal of the Annual General Meeting : APPROPRIATIONS OF EARNINGS 111,911,441 Share premium 67,715,542 Unconditional contribution - 20,542,231 Retained earnings - 55,254,510 Loss for the year 103,830,242 SEK The board of directors puts forward a proposal that earnings of SEK 103 , 830 , 242 at the disposal of the General Meeting be carried forward to new accounts . Key Indicators Definitions of K ey I ndicators THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE 8 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

THIS IS ECO WAVE POWER | THE YEAR 2020 | TRENDS AND DRIVERS | STRATEGY | BUSINESS | FINANCIALS | THE SHARE

Financials

Statement of Loss[1]

SEK Thousand	Note	2023	2022
SALES AND MARKETING EXPENSES	5a	-457	-628
GENERAL AND ADMINISTRATIVE EXPENSES	5b	-7,601	-11,496
OPERATING LOSS		-8,058	-12,124
FINANCIAL INCOME	5c	422	8,284
FINANCIAL EXPENSES	5d	-47,618	-12
NET LOSS BEFORE TAXES		-55,254	-3,851
TAXES		-	-
NET LOSS		-55,254	-3,851

SEK Thousand	2023	2022
LOSS PER COMMON SHARE – BASIC AND DILUTED	-1.24	-0.09
WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	44,394,844

1. The accompanying notes on pages 11-16 are an integral part of the financial statements.

Statement of Financial Position[2]

SEK Thousand	Note	31-Dec-23	31-Dec-22
ASSETS			
NON-CURRENT ASSETS:			
Investment in subsidiary	11	78,336	107,874
TOTAL NON-CURRENT ASSETS		**78,336**	**107,874**
CURRENT ASSETS:			
Current receivables	13	38	43
Prepaid expenses and accrued income	14	736	1,552
Cash and cash equivalentes	15	27,499	52,336
TOTAL CURRENT ASSETS		28,273	53,931
TOTAL ASSETS		**106,609**	**161,805**
EQUITY AND LIABILITIES			
EQUITY:	16		
Common shares		888	888
Share premium		179,627	179,627
Accumulated deficit		-75,796	-20,542
TOTAL EQUITY		**104,719**	**159,973**
CURRENT LIABILITIES:			
Accounts payable:			
Trade		368	538
Other	17	730	669
Accrued expenses and prepaid income	18	792	625
TOTAL CURRENT LIABILITIES		**1,890**	**1,832**
TOTAL EQUITY AND LIABILITIES		**106,609**	**161,805**

2. The accompanying notes on pages 11-16 are an integral part of the financial statements.

9 Eco Wave Power Global AB (publ), CIN 559202-9499 | Annual Report 2023

Statement of Changes in Equity 3 THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE Total for company's shareholders Accumulated deficit Share premium* Common shares capital Number of common shares SEK Thousand 163,824 - 16,691 179,627 888 44,394,844 BALANCE AT JANUARY 1, 2022 CHANGES IN 2022: - 3,851 - 3,851 - - - Loss for the year 159,973 - 20,542 179,627 888 44,394,844 BALANCE AT 31 DECEMBER, 2022 CHANGES IN 2023: - 55,254 - 55,254 - - - Loss for the year 104,719 - 75,796 179,627 888 44,394,844 BALANCE AT 31 DECEMBER, 2023 Cash Flow Statement 4 2022 2023 SEK Thousand CASH FLOWS – OPERATING ACTIVITIES : - 3,851 - 55,254 Net loss Adjustments for: - 724 - - 47,566 Interest on loan Impairement of shares in subsidiary Changes in operating assets and liabilities 1,369 821 (Increase) Decrease in prepaid expenses and other receivables 607 58 Increase in accounts payable and accruals - 2,599 - 6,809 Net cash used in operating activities CASH FLOWS - FINANCING ACTIVITIES : - 9,292 - Long term loan to a related party 42,379 - Long - term loan repayment 33,087 - Net cash (used in) provided by financing activities CASH FLOWS - INVESTING ACTIVITIES : - 107,297 - 18,028 Investment in subsidiary - 107,297 - 18,028 Net cash used in investing activities - 76,809 - 24,837 (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS 129,145 52,336 CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR 52,336 27,499 CASH AND CASH EQUIVALENTS - END OF YEAR 3 . The accompanying notes on pages 11 - 16 are an integral part of the financial statements. 4 . The accompanying notes on pages 11 - 16 are an integral part of the financial statements. *Contains an unconditional contribution in connection with the share issue of SEK 78,273 and net of issuance cost of SEK 10,557 . *Net of issuance cost of SEK 10,557 . 10 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

NOTE 1 – GENERAL INFORMATION Eco Wave Power Global AB (publ) (“the Company”) is a Swedish public limited company formed on March 27 , 2019 and registered at the Swedish Companies Registration Office on April 17 , 2019 . The Company’s American Depositary Shares (“ADSs”) are traded on the Nasdaq Capital Market in the United States . The Company’s corporate identity number is 559202 - 9499 and its address is Strandvägen 7 A, 114 56 Stockholm, Sweden . Unless expressly indicated otherwise, all amounts are shown in thousands of Swedish Kronor (“SEK”) . NOTE 2 – ACCOUNTING AND VALUATION PRINCIPLES The annual report has been prepared in accordance with the Swedish Annual Accounts Act ( 1995 : 1554 ) and the Swedish Accounting Standards Board’s general guidelines BFNAR 2012 : 1 Annual Report and Consolidated Financial Statements (“K 3 ”) . The Financial Statements are stated in thousands of kronor ( kSEK ) unless otherwise stated . Rounding errors may occur . The company’s accounting currency is Swedish kronor . Assets are divided into current assets and fixed assets . An asset is considered a current asset if it is expected to be realized within twelve months from the balance sheet date or within the company’s business cycle . Offsetting of receivables and liabilities has not been made . Liabilities are divided into current and non - current liabilities . Liabilities that are due within twelve months from the balance sheet date are reported as current liabilities . Everything else constitutes long - term liabilities . Cash and cash equivalents Cash and cash equivalents consist of cash on hand and readily available balances with banks or similar financial institutions . Accounts payable Short - term trade payables are reported at acquisition cost . Revaluation of foreign currencies When currency hedging is not applied, monetary assets and liabilities denominated in foreign currency are valued at the spot exchange rate on the balance sheet date . Transactions in foreign currency are translated using the spot exchange rate on the transaction date . Taxes Current taxes are valued based on the tax rates and tax regulations in effect on the balance sheet date . Deferred taxes are valued based on the tax rates and tax regulations that were decided before the balance sheet date . Deferred tax assets related to tax loss carryforwards or other future tax deductions are reported to the extent that it is likely that the deduction can be offset against future taxable income . Receivables and liabilities are netted only when there is a legal right to offset . Current tax, as well as changes in deferred tax, are reported in the income statement unless the tax is attributable to an event or transaction that is directly reported in equity . In such cases, the tax effect is also reported in equity . Financial assets Shares in subsidiaries are reported at acquisition value after deduction of any write - downs . In the acquisition value includes the purchase price paid for the shares and acquisition costs . Any capital injections and group contributions are added to the acquisition value when they are provided . Dividend from subsidiaries reported as income . Cash flow statement The cash flow statement is prepared according to an indirect method . The reported cash flow only includes transactions such as entailed inflows or outflows . In addition to cash, the company classifies available balances with banks and other credit institutions as cash and cash equivalents . Equity Equity is divided into restricted and unrestricted capital, in accordance with the Annual Accounts Act division . Adoption of K 3 The company adopted the Swedish Accounting Standards Board’s general guidelines BFNAR 2012 : 1 Annual Report and Consolidated Financial Statements (“K 3 ”) . The background is that the company is being delisted from Nasdaq First North Growth Market after which the Company is no longer obliged to publish a consolidated report . Earlier the company have followed RFR 2 . The transition to K 3 has not affected the company's income statement, balance sheet, cash flow statement or notes . No effects have thus affected the company's equity at the time of the transition or for the comparison year . The transition has also not meant that any significant accounting principle for the company has changed . There is no difference between the financial reporting under RFR 2 and under IFRS in respect of the company’s financial statements for the two years ending December 31 , 2023 , and 2022 . Consequently, had the Company prepared the financial statements in accordance with RFR 2 /IFRS, there would have been no effect on the Company’s income statement, balance sheet and cash flow statement . Notes to the Financial Statements THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE 11 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE NOTE 5 – COSTS BY FUNCTION a. Selling and marketing expenses: b. General and administrative expenses: c. Financial income: d. Financial expenses: 2022 2023 SEK Thousand 628 457 Professional services 628 457 Total 2022 2023 SEK Thousand 1,302 931 Payroll and related expenses 4,324 4,484 Professional services 5,870 2,186 Other 11,496 7,601 Total 2022 2023 SEK Thousand 7,536 - Foreign exchange gain 724 - Interest on intercompany loan 24 422 Interest Income 8,284 422 Total NOTE 3 – ESTIMATES AND ASSESSMENTS Estimates and assessments are evaluated on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are considered reasonable under current circumstances . The estimates for accounting purposes that result from these, will by definition rarely correspond to the actual result . The estimates and assumptions that entail a significant risk of significant adjustments in the reported values of assets and liabilities in the coming years are dealt with in outline below . Shares in subsidiaries The Company makes an annual forecast for future discounted cash flows regarding operations in the group, in order to assess any need for impairment . NOTE 4 – FINANCIAL RISK MANAGEMENT  The Company ’ s operations expose it to a number of different financial risks relating to cash and cash equivalents, trade creditors and loans . Financial risk refers to fluctuations in the Company ’ s earnings and cash flow due to market risk (including interest - rate risk and currency risk), credit risk and liquidity risk . The Company endeavors to minimize potential adverse effects on the Company ’ s financial results . The aim of the Company ’ s financing activities is to :   Ensure that the Company is able to meet its payment obligations .   Ensure access to necessary finance .   Optimize the Company ’ s net financial income .  Interest - rate risk  The Company is not exposed to any substantial interest - rate risk since most of the liabilities are not subject to interest or are subject to fixed interest .  Currency risk  The Company operates internationally and is exposed to currency risks arising from various currency exposures . Currency risk derives from the payment flows in foreign currency, so - called transaction exposure, from translation of balance sheet items in foreign currency to the Company ’ s reporting currency, which is Swedish Kronor (SEK) – so - called balance - sheet exposure .  The Company holds most of its cash and cash equivalents in SEK, in USD and a smaller part in Israeli New Shekel (ILS) . Borrowing is mainly in American dollar (USD] and EUR . Most of the costs are in SEK , USD and ILS .  Credit risk  Credit risk arises from bank balances at banks and outstanding receivables . Credit risk is managed by the Company management . Only banks and credit institutions with a good credit rating are accepted . Outstanding receivables are outstanding with public authorities and other counterparties with a strong financial position, which is why the credit risk is considered to be limited .  Liquidity risk Through careful liquidity management, the Company ensures that sufficient cash is available to meet the need in operating activities . At the same time, the Company ensures that it has sufficient cash and cash equivalents to enable debts to be paid when they fall due . NOTE 6 – IMPAIRMENT In accordance with Swedish K 3 guidelines, the company is required to evaluate impairment indications on the yearly basis . The valuation of the shares in subsidiaries were determined in line with the groups consolidated net assets as reported on the company ’ s Annual Report on Form 20 - F for the fiscal year ended December 31 , 2023 , filed with the SEC on March 28 , 2024 . This adjustment amounts to 47 , 566 SEK and is presented as impairment of shares in subsidiaries . NOTE 7 – AUDITOR ’ S FEE NOTE 8 – PERSONNEL COSTS The Company had no employees in 2023 and in 2022 . The group CEO and the group CFO are employed by Eco Wave Power Ltd, from where the CEO ’ s and the CFO ’ s remuneration is paid . No consultancy costs have been paid to Board members or senior executives . No bonuses or share - related amounts were paid out in 2023 and in 2022 . Remuneration for Board members is decided by the Annual General Meeting . At the Annual General Meeting held on 30 June 2023 , a resolution was adopted to pay an annual directors ’ fee of SEK 200 , 000 each to David Leb, Gilles Amar and Annath Abecassis and SEK 300 , 000 to the chairman of the board of directors, Mats Andersson . It was also resolved that no directors ’ fee would be payable to Inna Braverman . 2022 2023 SEK Thousand 268 - 95 190 Ernst & Young AB, Audit of parent PWC, Audit of parent 1,311 1,015 PWC, Audit of consolidated financial statements 1,579 1,300 Total 2022 2023 SEK Thousand 47,566 Impairment of shares in subsidiary* 0 39 Foreign exchange loss 12 1 3 Bank commissions 12 47,618 Total * See note 6 . 12 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

THIS IS ECO WAVE POWER | THE YEAR 2020 | TRENDS AND DRIVERS | STRATEGY | BUSINESS | FINANCIALS | THE SHARE

Eco Wave Power

Compensation to board members

2023 SEK Thousand	Director's fees	Social security costs	Total renumeration
Chairman of the Board, Mats Andersson	300	31	331
Board member, David Leb	200	-	200
Board member, Elias Jacobson	100	31	131
Board member, Annath Abecassis	200	-	200
Board member, Gilles Amar	100	-	100
Total	**900**	**62**	**962**

2022 SEK Thousand	Director's fees	Social security costs	Total renumeration
Chairman of the Board, Mats Andersson	300	31	331
Board member, David Leb	200	-	200
Board member, Elias Jacobson	200	63	263
Board member, Annath Abecassis	200	-	200
Total	**900**	**94**	**994**

NOTE 9 – TAXES ON INCOME

a. Corporate taxation:

The Company did not pay income tax in 2023 and in 2022 because it did not show any taxable earnings during the periods.

b. Tax loss carryforwards:

The Company has unused loss carry-forwards of SEK 28.1 million. The tax effect of these has not been recognized as a deferred tax asset in the balance sheet. This is due to uncertainty as to the moment in the future when sufficient taxable surpluses will be generated.

c. Theoretical taxes:

The income tax on the pre-tax profit differs from the theoretical amount that would have been levied had the tax rate for the Parent Company be used, as follows:

SEK Thousand	2023	2022
Loss before taxes	-55,254	-3,851
Corporate tax rate	20.6%	20.6%
Theoretical tax benefit	11,382	793
Tax effect of non-deductible costs	-9,799	-
Tax losses incurred in the reporting year for which deferred taxes were not created	-1,583	-793
Taxes on income for the reported year	**-**	**-**

NOTE 10 – FINANACIAL INSTRUMENTS PER CATEGORY AND MATURITY ANALYSIS

SEK Thousand	On demand	Less than 3 months	3 to 12 months	1 to 5 years	Total
31 December 2023					
Assets					
Current receivables	-	774	-	-	774
Cash and cash equivalents	27,499	-	-	-	27,499
31-Dec-23	**27,499**	**774**	**-**	**-**	**28,273**
Liabilities					
Trade payables	-	298	-	-	298
Current payables to group companies	-	-	-	-	-
Other current payables	-	1,562	-	-	1,562
31-Dec-23	**-**	**1,860**	**-**	**-**	**1,860**
31 December 2022					
Assets					
Short term loan to a related party	-	-	-	-	-
Current receivables	-	1,595	-	-	1,595
Cash and cash equivalents	52,336	-	-	-	52,336
31-Dec-22	**52,336**	**1,595**	**-**	**-**	**53,931**
Liabilities					
Trade payables	-	538	-	-	538
Current payables to group companies	-	-	-	-	-
Other current payables	-	1,294	-	-	1,294
31-Dec-22	**-**	**1,832**	**-**	**-**	**1,832**

NOTE 11 – INVESTMENT IN SUBSIDIARY

SEK Thousand	31 Dec 2023	31 Dec 2022
Opening cost	107,874	577
Capital Contribution	18,028	107,297
Adjustment to consolidated equity	-47,566	-
Total	**78,336**	**107,874**

Name	Corporation ID	Country of registration and operation	Number of shares
Eco Wave Power Ltd.	514593722	Israel	115,357

* In accordance with Swedish K3 guidelines, the company is required to evaluate impairment indications on the yearly basis. The valuation of the shares in subsidiaries were determined in line with the groups consolidated net assets as reported on the company's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024. This adjustment amounts to 47,566 SEK and is presented as impairment of shares in subsidiaries (see note 6).

13 Eco Wave Power Global AB (publ), CIN 559202-9499 | Annual Report 2023

THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE NOTE 12 - SHORT - TERM LOAN TO RELATED PARTY a. Composition: b. Change during the year: 31 - Dec - 22 31 - Dec - 23 SEK Thousand - - Loan to Eco Wave Power Ltd 2022 2023 SEK Thousand 32,363 - Beginning of year 9,292 - Addition during the year 724 - Interest charged - 42,379 - Reduction - - End of year c. Additional disclosure: The Company has entered into a loan agreement with Eco Wave Power Ltd, a related party . The loan agreement relates to an amount of up to SEK 84 million or any other amount available and agreed upon between the parties according to the actual needs of the Eco Wave Power Ltd . At any time during the term of the agreement, Eco Wave Power Ltd may draw under the loan any amounts in any volumes necessary for the operations of Eco Wave Power Ltd, and in the aggregate up to the Limit Amount, which may change from time to time . The loan agreement is subject to an annual interest rate of 4% , calculated on the total debt including accrued interest . All outstanding principal amount advanced hereunder plus all accrued and unpaid interest thereon, shall be due and payable on any date as mutually agreed by the Parties in writing (the "Maturity Date") . Notwithstanding the foregoing, at any time prior to the Maturity Date, Eco Wave Power Ltd . may prepay the loan Amount, either in whole or in part, without prior notice, and without incurring any penalty . The loan is presented as a short - term loan . In July 2022 , the loan was converted into a capital contribution in a subsidiary . NOTE 13 – CURRENT RECEIVABLES NOTE 14 – PREPAID EXPENSES AND ACCRUED INCOME NOTE 15 – CASH AND CASH EQUIVALENTS 31 - Dec - 22 31 - Dec - 23 SEK Thousand 43 38 VAT receivable 43 38 Total 31 - Dec - 22 31 - Dec - 23 SEK Thousand 1,540 725 Prepaid insurance 12 11 Other prepaid expenses 1,552 736 Total 31 - Dec - 22 31 - Dec - 23 SEK Thousand 52,336 27,499 Cash and cash equivalents 52,336 27,499 Total NOTE 16 – EQUITY a. Share capital : 31 Dec 2022 31 Dec 2023 Number of Common Shares 140,000,000 140,000,000 Authorized share capital 44,394,844 44,394,844 Issued and paid up share capital 31 Dec 2022 31 Dec 2023 SEK 2,800 2,800 Authorized share capital (in thousands SEK) 888 888 Issued and paid - up share capital (in thousands SEK) b. Rights related to shares : The common shares confer upon their holders voting and dividend rights and the right to receive assets of the Company upon its liquidation . As of 31 December 2023 , all outstanding share capital consisted of common shares . c. Changes in the Company ’ s equity : In July 2019 , the Company completed an underwritten public offering of 6 , 355 , 594 common shares at a public offering price of SEK 19 per share . The offering raised a total of SEK 120 , 756 thousands, with net proceeds of SEK 112 , 038 thousands, after deducting fees and expenses . In July 2021 , the Company completed an underwritten public offering of 1 , 000 , 000 ADSs, representing 8 , 000 , 000 common shares at a price to the public of $ 8 . 00 per ADS . The ADSs began trading on Nasdaq Capital Market on July 1 , 2021 . The Company granted A . G . P . /Alliance Global Partners, the underwriter, a 30 - day option to purchase up to 150 , 000 additional ADSs to cover over - allotments, at the public offering price, less the underwriting discounts and commissions . AGP exercised its option in full on July 1 , 2021 . The closing of all 1 , 150 , 000 ADSs, representing 9 , 200 , 000 common shares, occurred simultaneously . The offering raised a total of SEK 78 , 457 , with net proceeds of SEK 67 , 900 , after deducting fees and expenses . 14 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE NOTE 19 – RELATED - PARTY TRANSACTIONS Transactions with related parties : a. Key management compensation b. Key management includes directors and executive officers . The compensation paid or payable to key management for services during the year indicated is presented below . c. Loan to related party (see Note 12 ) d. Interest expenses on related party loan (see Note 12 ) NOTE 17 – OTHER ACCOUNTS PAYABLE NOTE 18 – ACCRUED EXPENSES AND PREPAID INCOME: 31 - Dec - 22 31 - Dec - 23 SEK Thousand 669 700 Payroll and related expenses 669 700 Total 31 - Dec - 21 31 - Dec - 23 SEK Thousand 625 6 35 Accrued professional expenses 625 6 35 Total 2022 2023 SEK Thousand 993 9 62 Payroll and related expenses 993 9 62 Total NOTE 20 – CONTINGENT LIABILITIES The company has no contingent liabilities or material pledged assets . NOTE 21 – EVENTS AFTER THE REPORTING PERIOD Portugal In February 2024 , the Company provided APDL with a bank Guarantee at the amount of EUR 150 , 000 and on March 5 , 2024 , APDL signed the TURH for the establishment of the first 1 MW project . USA On January 3 , 2024 the Company signed a pilot test agreement for the development of a wave energy pilot in the AltaSea premises in the Port of Los Angeles between the Company and Shell International Exploration and Production Inc . 15 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

Signatures Stockholm 5 June 202 4 MATS ANDERSSON CHAIRMAN OF THE BOARD OF DIRECTORS ANNATH ABECASSIS MEMBER OF THE BOARD OF DIRECTORS The Company's income statements and balance sheets will be presented for adoption at the Annual General Meeting to be held on 202 4 - 0 6 - 27 . The board of directors and the Chief Executive Officer certify that the financial statements have been prepared in accordance with RFR 2 (Financial Reporting Board) , and give a true and fair view of the Group ’ s position and results . The annual financial statements have been prepared in accordance with generally accepted accounting principles and give a true and fair view of the Parent Company ’ s position and re - sults . The administration report for the Parent Company gives a fair overview of the progress of the Company ’ s business, position and results and describes significant risks and uncertainty factors facing the Company . DAVID LEB MEMBER OF THE BOARD OF DIRECTORS INNA BRAVERMAN CEO AND MEMBER OF THE BOARD OF DIRECTORS Our audit report was presented on 202 4 - 0 6 - 05 PricewaterhouseCooper AB ( “ PwC ” ) Anna Rozhdestvenskaya Authorized Public Accountant THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE GILLES AMAR MEMBER OF THE BOARD OF DIRECTORS 16 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

Auditor ’ s Report THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE To the general meeting of the shareholders of Eco Wave Power Global AB ( publ ), org.nr 559202 - 9499 Report on the annual accounts Opinions We have audited the annual accounts of Eco Wave Power Global AB ( publ ) for the year 2022 - 01 - 01 – 2022 - 12 - 31 . The company ’ s annual report is included on pages 6 - 16 of this document . This document also contains information other than the annual report on pages 2 - 5 and 19 . In our opinion, the annual accounts have been prepared in accordance with the Annual Accounts Act and present fairly, in all material respects, the financial position of Eco Wave Power Global AB ( publ ) as of 31 December 2022 and its financial performance and cash flow for the year then ended in accordance with the Annual Accounts Act . The statutory administration report is consistent with the other parts of the annual accounts . We therefore recommend that the general meeting of shareholders adopts the income statement and balance sheet . Basis for Opinions We conducted our audit in accordance with International Standards on Auditing (ISA) and generally accepted auditing standards in Sweden . Our responsibilities under those standards are further described in the Auditor ’ s Responsibilities section . We are independent of Eco Wave Power Global AB ( publ ) in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements . We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions . Other matter The audit of the annual accounts for 2022 was performed by another auditor who submitted an auditor ´ s report dated 7 June 2023 , with unmodified opinions in the Report on the annual accounts Responsibilities of the Board of Directors and the Managing Director The Board of Directors and the Managing Director are responsible for the preparation of the annual accounts and that they give a fair presentation in accordance with the Annual Accounts Act . The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error . In preparing the annual accounts, The Board of Directors and the Managing Director are responsible for the assessment of the company ’ s ability to continue as a going concern . They disclose, as applicable, matters related to going concern and using the going concern basis of accounting . The going concern basis of accounting is however not applied if the Board of Directors and the Managing Director intends to liquidate the company, to cease operations, or has no realistic alternative but to do so . Auditor ’ s responsibility Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor ’ s report that includes our opinions . Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs and generally accepted auditing standards in Sweden will always detect a material misstatement when it exists . Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts . A further description of our responsibility for the audit of the annual accounts and consolidated accounts is available on Revisorsinspektionen ’ s website : www . revisorsinspektionen . se/revisornsansvar . This description is part of the auditor ´ s report . Report on other legal and regulatory requirements Opinions In addition to our audit of the annual accounts, we have also audited the administration of the Board of Directors and the Managing Director of Eco Wave Power Global AB ( publ ) for the 2023 and the proposed appropriations of the company ’ s profit or loss . We recommend to the general meeting of shareholders that the profit be appropriated in accordance with the proposal in the statutory administration report and that the members of the Board of Directors and the Managing Director be discharged from liability for the financial year . Basis for Opinions We conducted the audit in accordance with generally accepted auditing standards in Sweden . Our responsibilities under those standards are further described in the Auditor ’ s Responsibilities section . We are independent of Eco Wave Power Global AB ( publ ) in accordance with professional ethics for accountants in Sweden and have otherwise fulfilled our ethical responsibilities in accordance with these requirements . We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions . Responsibilities of the Board of Directors and the Managing Director The Board of Directors is responsible for the proposal for appropriations of the company ’ s profit or loss . At the proposal of a dividend, this includes an assessment of whether the dividend is justifiable considering the requirements which the company's type of operations, size and risks place on the size of the company's equity, consolidation requirements, liquidity and position in general . The Board of Directors is responsible for the company ’ s organization and the administration of the company ’ s affairs . This includes among other things continuous assessment of the company ’ s financial situation and ensuring that the company's organization is designed so that the accounting, management of assets and the company ’ s financial affairs otherwise are controlled in a reassuring manner . The Managing Director shall manage the ongoing administration according to the Board of Directors ’ guidelines and instructions and among other matters take measures that are necessary to fulfill the company ’ s accounting in accordance with law and handle the management of assets in a reassuring manner . 17 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE Auditor ’ s responsibility Our objective concerning the audit of the administration, and thereby our opinion about discharge from liability, is to obtain audit evidence to assess with a reasonable degree of assurance whether any member of the Board of Directors or the Managing Director in any material respect : ● has undertaken any action or been guilty of any omission which can give rise to liability to the company, or ● in any other way has acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association . Our objective concerning the audit of the proposed appropriations of the company ’ s profit or loss, and thereby our opinion about this, is to assess with reasonable degree of assurance whether the proposal is in accordance with the Companies Act . Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards in Sweden will always detect actions or omissions that can give rise to liability to the company, or that the proposed appropriations of the company ’ s profit or loss are not in accordance with the Companies Act . A further description of our responsibility for the audit of the administration is available on Revisorsinspektionen ’ s websitewww . revisorsinspektionen . se/ revisornsansvar . This description is part of the auditor ´ s report . Stockholm, 5 june 2024 Öhrlings PricewaterhouseCoopers AB Anna Rozhdestvenskaya Authorized Public Accountant 18 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

The first day of trading of the company’s shares on First North was 18 July 2019 . The shares are issued in accordance with Swedish law and the shareholders’ rights related to the shares may only be modified or altered in accordance with the Swedish Companies Act . The company has only one class of shares . Shareholders are entitled to vote for their full number of shares and each share entitles to one vote at shareholders’ meetings . The company’s articles of association contain provisions pursuant to which the share capital shall be not less than SEK 700 , 000 and not more than SEK 2 , 800 , 000 divided into not less than 35 , 000 , 000 shares and not more than 140 , 000 , 000 shares . The company’s share capital amounts to SEK 887 , 896 . 88 divided into 44 , 394 , 844 shares, giving each share a quotient (par) value of SEK 0 . 02 . The Company’s shares are issued in dematerialized form through the services of Euroclear Sweden AB (P . O . Box 191 , SE - 101 23 Stockholm) . Euroclear is the central securities depository and clearing organization for the shares in accordance with the Swedish Financial Instruments Accounts Act (Sw . lag ( 1998 : 1479 ) om värdepapperscentraler och kontoföring av finansiella instrument) . Hence, no share certificates are issued, and any transfers of shares are made electronically . All shares are fully paid and denominated in the currency SEK . The ISIN - code for the Company’s shares is SE 0012569663 . All shares are freely transferable . The shares are not subject to any mandatory takeover bid, squeeze - out or sell - out process . There are no provisions regarding conversion attached to the shares . Neither the Company nor its Subsidiary owns any shares in the Company . Dividend policy Eco Wave Power is in a phase where priority is put on exploiting the growth opportunities that have been identified . As a result, shareholders should not expect to receive any, or very low, dividends in the next few years . Shareholders In the table below the Company’s largest shareholders as of 31 December 2023 are listed . The Eco Wave Power Share PERCENT SHARES/VOTES SHAREHOLDERS 26.7% 11,8 50 ,902 David Leb 26 . 5% 11,750,000 Inna Braverman 4.4% 1,951,000 Pirveli Investments Ltd. 42.4% 18,842,942 Others 100% 44,394,844 Total THIS IS ECO WAVE POWER THE YEAR 2020 TRENDS AND DRIVERS STRATEGY BUSINESS FINANCIALS THE SHARE 19 E co Wave Power Global AB ( publ ), CIN 559202 - 9499 | Annual Report 20  3

This document is a translation of the Swedish version of the annual report. In the event of any discrepancy, the Swedish word ing shall prevail. CONTACT Eco Wave Power Global AB ( publ ) Strandvägen 7A, Stockholm, 11456, Sweden Tel: +46 - 8 - 420 - 026 - 94 (calls from within Sweden) Tel: +972 - 3 - 509 - 4017 (calls from outside of Sweden) FOLLOW US info@ecowavepower.com www.ecowavepower.com